Mail Stop 4561

May 15, 2007

Larry E. Finger
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

> **Re:** **Federal Realty Investment Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 2, 2007**
> **File No. 1-07533**

Dear Mr. Finger:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Selected Financial Data, page 29

1.   We note you disclose funds from operations available for common shareholders
        excluding insurance recoveries received in 2004 and 2003. This appears to be an
        additional non-GAAP measure which adjusts for a recurring item. Please explain
        to us how you considered the need to provide the disclosures in Item 10(e) of
        Regulations S-K and question 8 of the Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures for this measure.

Financial Statements

Consolidated Statements of Operations, page F-6

2.   We note that you omit the line item income before minority interests. Tell us how
        you considered Rule 5-03 of Regulation S-X in determining it was not necessary
        to disclose this amount.

Note 2. Real Estate, page F-16

3.   It appears that you have classified the gain on sale of Greenlawn Plaza as
        discontinued operations despite that fact that you have 30% interest in the
        partnership that purchased the property. Explain to us how you considered the
        guidance in paragraph 42 of SFAS 144 and EITF 03-13 in determining the
        appropriate classification of the gain.

Note 3. Mortgage Notes Receivable, page F-17

4.   We note that you amended a $17.7 million note receivable on August 4, 2006.
        Explain to us whether this transaction was accounted for as an extinguishment of
        the existing note and issuance of new debt or as a modification. In your response,
        tell us how you considered paragraphs 12 and 13 of SFAS 91 and EITF 01-07 in
        determining the appropriate accounting.

Note 4. Real Estate Partnership, page F-18

5.   We note you guarantee $36.7 million in mortgage notes of some of your
        subsidiaries. Please explain to us how you considered paragraph 13 of FIN 45 in
        determining whether the term of the guarantee should be disclosed.

Note 12. Components of Rental Income and Expense, page F-21

6.   We note that you recorded $1.2 million of additional straight-line rental income during 2005 due to a change in estimate of collectibility of certain long-term receivables. Please explain to us in detail management's process for recording straight line revenue, and the related the process of determining the collectibility of straight-line rent receivables and recording the allowance. In your response, include an explanation of when the allowance is recorded by the Company, and tell us where the related bad debt expense is recorded on the Consolidated Statements of Income.

Exhibit 31.1 and Exhibit 31.2

7.   We note that you deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to include this disclosure.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry E. Finger
Federal Realty Investment Trust
May 15, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Senior Staff Accountant at (202) 551-3438, Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant